HODGES ENGINEERING INCORPORATED
                       3131 East 29th Street, Suite D 300
                               Bryan, Texas 77802
                       (979) 774-1112 Fax: (979) 774-1115

                                  March 3, 2004

Mr. Richard Cohen
Chief Financial Officer
Dune Energy Inc.
Eaton and Van Winkle
3 Park Avenue, 16th Floor
New York, New York 10016

RE: Reserve Estimates for Specific Prospects
    Welder Ranch (Leased and Optioned Acreage)
    Victoria County, Texas

Dear Mr. Cohen:

At your request Hodges Engineering, Incorporated (HEI) has updated the estimated reserves and future net income as of December 31, 2003 for 85% working interest and a 70% net revenue interest in specific prospects on the Welder Ranch (Leased and Optioned Acreage), Victoria County, Texas. All reserves estimated in this report are classified as proved undeveloped, which are reserves expected to be recovered from (1) future drilling of wells, (2) deepening of existing wells to a different reservoir, or (3) the installation of an improved recovery project. The estimated reserves and future net income are presented as follows:

                                         ESTIMATED                ESTIMATED FUTURE
PROSPECT                                 RESERVES                   NET REVENUE
                                    OIL             GAS     Undiscounted     Discounted
                                    (B)            (MMCF)                      @ 10%

Hamilton Fee Prospect               81,893          6,224    $20,370,020    $15,300,240
EFH (WILCOX 8600)

Channel Sand Prospect No. 1              0            834    $ 2,532,938    $ 2,110,595
ROB WELDER (3200)

Channel Sand Prospect No. 2              0            834    $ 2,532,938    $ 2,110,595
ROB WELDER (3200)

Wilcox Prospect No. 2               60,312          4,523    $14,419,308    $10,987,084
ROB WELDER (8600)

             TOTAL                 142,205         12,415    $39,855,204    $30,508,514

March 3, 2004
Mr. Richard Cohen
Page 2

The future net revenue is the income before federal taxes from the projected production less capital investments, royalties, state and local taxes and operating expenses. It is assumed that the well abandonment costs will be offset by the salvage value of the production equipment.

In the preparation of data presented in this report HEI used geologic data, geologic interpretations and well logs provided by the client. Prices of $26.68 for oil, which was the price paid by Gulfmark Energy, Inc. and Dominion Exploration & Production Inc. for oil produced from the Dominion Exploration & Production, Inc. Welder Heirs lease for December, 2003 and $6.51/MCF for gas, which was the Henry Hub average price for December, 2003 less $.28 for treating and transportation.

The ownership of the mineral and leasehold interests are assumed to be as presented. No examination of title was conducted.

No property inspection to determine the presence and/or the condition of the infrastructure was undertaken. It is assumed that the market exists from both the oil and gas.

The estimated reserves and future net income values presented in this report have been based on engineering analysis, economic conditions as of December 31, 2003, geological and geophysical data presented by the client, production histories and well logs. No guarantee is made that the production projections and/or the economic values will be attained. The estimated reserve figures and the economic projection may change based on new information acquired in the future.

HEI prepared the Reserve and Economic Schedule independently.

I grant Dune Energy, Inc. permission to use this report in the filings with the U.S. Securities and Exchange Commission.

Sincerely yours,


/s/ James R. Hodges

James R. Hodges
Texas Licensed Professional Engineer No. 39148

JRH/nec